August 12, 2022

VIA EDGAR

Don Field, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	T-REX Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
File No. 333-266766

Dear Mr. Field:

Pursuant to Rule 473 of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-1 (File No. 333-266766) filed by the Company with the Securities and Exchange Commission on August 11, 2022:

“The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

The Company requests that the Staff contact James S. Burrell, II, Esq. at (347) 620-6398 or james@burrell-law.com with any questions or comments.

T-REX ACQUISITION CORP.

	By:	/s/ Frank Horkey
August 12, 2022		Frank Horkey President, Director Chief Financial Officer, Secretary Treasurer (Principal Financial and Accounting Officer)